Exhibit 99.1

Sphere 3D Ushers in Age of the Intelligent Hypervisor—
Introducing Desktop Cloud Orchestrator 2.5

Dynamic Re-Allocation of Virtual Resources for Virtual Desktop Infrastructure

San Francisco, August 25, 2014, Special to VMworld—Sphere 3D (TSXV: ANY NASDAQ: ANY), a leading provider of hyper-converged solutions for distributed IT architectures, has announced the 2.5 update to its Desktop Cloud Orchestrator ™ (DCO) software.

DCO v2.5 brings a new level of Optimized Desktop Allocation to the table, allowing virtual desktops to intelligently access additional resources, including 3D GPU or allocations of CPU and RAM. Based on policy, DCO v2.5 provides migratory access to virtual desktops which provide enhanced resources on a temporary basis and on demand.

Through the deployment of DCO v2.5, traditional resource intensive applications, such as video rendering software, gain increased performance by seamlessly accessing temporary additional resources. Once the additional resources are no longer required, they are released back to a resting state of availability for other users. This fundamentally enhances performance metrics while reducing total ownership costs.

“Our desktops are faster in the cloud,” says Peter Bookman, Sphere 3D Head of Global Strategy, “now, with a desktop’s ability to be upgraded dynamically and quickly, cloud desktops are accelerated and exceptionally improved.”

The 2.5 version of DCO enhances the ease and simplicity of managing hyper-converged infrastructure and all of its virtualized resources, but is particularly adept at managing distributed local resources to maximum advantage. The enhanced features in DCO v2.5 include:

  Automated failover of local storage, as needed, to allow desktops to operate from a mirrored pool (with backup from the shared master drive).
  The ability to move or reboot from one virtual machine to another (as opposed to connecting from one machine to another) to access limited shared resources more dynamically;
  Access to hyper-converged cloud resources where needed; and
  Self-healing failover for greater availability and reliability with shorter time to recovery.

These enhancements are aimed at reducing the complexity of administration while increasing productivity, which ultimately reduces the total cost of ownership.

Sphere 3D is providing demonstrations of Glassware 2.0 and DCO v2.5 (as well as integration with Overland Software products) at VMworld booth #2424 and in private briefings at the St. Regis Hotel during the VMworld show. Sphere 3D anticipates availability of DCO v2.5 during September of 2014.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer Tel: (416) 749-5999
Peter@sphere3d.com

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V: ANY, NASDAQ:ANY) is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI. Sphere 3D recently announced its proposed merger with Overland Storage (NASDAQ: OVRL). This alliance is intended to bring together next generation technologies for virtualization and cloud coupled with end-to-end scalable storage offerings enabling for the introduction of a number of converged solutions. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com or www.sec.gov.

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

Forward-Looking Statements

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